GEOCOM RESOURCES INC.

November 20, 2008 John Cannarelli Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 Washington, D.C. 20549-7010 Re: Geocom File No. 000-49621 Dear Mr. Cannarelli:

In response to our recent telephone conversation regarding Geocom’s compliance changes requested by your office, this is to confirm the following:

1.	by letter dated April 7, 2008 to Ms. Jill Davis, we noted some changes that we had already made, particularly on our website, and noted that we would respond by April 25, 2008. A copy of that letter is enclosed;

2.	by letter explanation dated April 23, we responded as to the changes that we had made, and were making, to our 10K and 10Q filings, with further explanations as noted. A copy is enclosed.

We are presently preparing our June 30, 2008 10K filing, and rather than amend the 2007 10K we are incorporating all the changes recommended or asked for by your office. We intend to have this filing completed before November 30, 2008.

If you have any further questions, please let me know.

Sincerely,

“John E. Hiner” John E. Hiner President & CEO

Suite 413, 114 West Magnolia Street, Bellingham, WA 98225
Ph (360) 392-2898 * Fx (360) 733-3941
Email: info@geocom-resources.com
Website: www.geocom-resources.com

GEOCOM RESOURCES INC.

April 7, 2008

Ms. Jill Davis Branch Chief Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 Washington, D.C. 20549-7010 Re: Geocom File No. 000-49621

Dear Ms. Davis:

I have received your letter regarding additional compliance and disclosure comments. I appreciate your assistance in helping Geocom develop the additional information necessary to enhance our transparency by pointing out in comments regarding where we can improve.

We have already made the suggested changes at our website (www.geocom-resources.com) and are working to develop suitable maps and exhibits to meet your disclosure needs as well.

This letter is to advise you that we will need more time to adequately address the issues and make the changes or additions you suggest. Our CFO has been out of country for 2 weeks, and I am waiting for responses from our accountants and auditor regarding some of the more complex suggestions you made. I want to make certain that we have addressed all your concerns responsibly and fully.

I anticipate that we will have completed and responded to your letter by April 25, 2008.

If you have any questions or comments, please feel free to contact me.

Suite 413, 114 West Magnolia Street, Bellingham, WA 98225
Ph (360) 392-2898 * Fx (360) 733-3941
Email: info@geocom-resources.com
Website: www.geocom-resources.com

GEOCOM RESOURCES INC.

April 23, 2008

Ms. Jill Davis Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 7010 Washington, D.C. 20549-7010

Re: Geocom Form 10KSB, File no. 000-49621

Dear Ms. Davis:

In response to your letter of March 25, 2008 requesting explanation, clarification or alteration of various elements of our filing, we hereby respond as follows:

Description of Property, page 9

La Carolina Project, San Luis, Argentina, page 10

1. SEC Comment “We note your disclosure that Latin American issued 50,000 common shares and made payments of $50,000 with respect to the agreement to purchase up to a 75% interest in the La Carolina project. Please clarify how you accounted for your respective share of such consideration and provide the related journal entries”

During the fiscal year 2007 Geocom received 12,500 shares (50% of 25,000) (valued at $7,795) and cash $12,500. The entries processed were:

Debit Cash $12,500

Debit Marketable securities $7,795

Credit Exploration expense recovery $20,295

The rationale for the above journal entries is: As per the terms of the agreement “Latin American will only earn its first 37.5% interest upon making US$500,000 expenditures and paying US$62,500 in cash and issuing 62,500 shares to Geocom and TNR” As at the fiscal year end, Latin American had still not fulfilled the thresholds set in the agreement, therefore the 37.5% was not vested and receipt was processed as an exploration expense recovery. The amounts involved are 2.47% (for 2007) and 1.73% (for 2006)) of the total expense, therefore the amount was not shown separately but was reduced from Exploration expenses.

Suite 413, 114 West Magnolia Street, Bellingham, WA 98225
Ph (360) 392-2898 * Fx (360) 733-3941
Email: info@geocom-resources.com
Website: www.geocom-resources.com

Consolidated Financial Statements, page 29

2. SEC Comment “Please tell us why you did not include audited financial statements for the period June 19, 2000 (inception) through June 30, 2007”.

There were a number of chartered accountants/public accountants associated with the audit of our past financial statements; Davidson and Company, Malone and Bailey, PLLC, LBB & Associates Ltd., LLP and Staley, Okada and Partners.

Our present auditors PricewaterhouseCoopers LLP requested us to add the word “unaudited” to the numbers relating to the financial statements for the period June 19, 2000 (inception) through June 30, 2007 since they along with the predecessor auditors for the year ended June 30, 2006 (Staley, Okada and partners) were not involved with the financial statements since inception. The opinion issued by PricewaterhouseCoopers LLP is only for the year ended June 2007 and makes reference to comparative figures audited by Staley, Okada and partners.

Independent Auditor’s Report, page 30

3. SEC Comment “We note that the independent auditor issued its report in

Vancouver, British Columbia, Canada, while the Company’s operations primarily take place in Alaska and Chile and that you are incorporated in Nevada. To the extent that the auditor relied on the opinion of other auditors, this needs to be identified in the report and that audit report is required to be filed. Refer to Rule 2-05 of Regulations S-X and Note 2 to Item 301 of Regulation S-B. Tell us where the accounting records for the operations in Alaska and Chile are maintained. Please provide us with more information regarding the manner in which the Canadian auditors audited the company’s operations such that reliance on other auditors was not necessary.”

The audit was conducted primarily in Vancouver, Canada. The records of the Company are held in Bellingham, United States, Vancouver, Canada and Chile. The consolidation and financial statements are prepared in Vancouver, Canada. The CFO is based in Vancouver, Canada.

The auditors requested documentation from Chile as well as the United States. Originals of documents were also tested by the local PwC office in Chile. There were no other auditors involved other than PricewaterhouseCoopers LLP, therefore there was no reliance on other auditors.

Exploration Properties

4. SEC Comment “We note from your disclosure that you “issued 150,000 shares to Solitario; and TNR agrees that such issuance is compensation to TNR and Solitario for its agreement.” Please support your capitalization of the value of these shares issued as acquisition costs in accordance with the guidance in EITF 04-2.”

As per the guidance in EITF 04-02

“The Task Force reached a consensus on Issue 1 that mineral rights, as defined in this Issue, are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets. The Task Force also concluded that an entity should report the aggregate carrying amount of mineral rights as a separate component of property, plant, and equipment either on the face of the financial statements or in the notes to the financial statements”.

The shares issued to Solitario and TNR were consideration paid for acquisition of the 50% interest in the La Carolina property. In view of the above and in light of the above guidance, we have capitalized the acquisition costs.

Stock Based Compensation, page 42

5. SEC Comment “Please review the disclosure requirements of FAS 123R and ensure that your disclosure complies with its requirements. In this regard, and without limitation, it appears that you should expand your disclosure to include the total intrinsic value of stock options exercised during the periods presented in accordance with paragraph A240(c)(2) of FAS 123R.”

Agreed and noted for the future. Controls and Procedures, page 47

6. SEC Comment “We note your statement that “there have bee no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.” Please confirm, if true, that your “taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting” did not occur during the period indicated in your referenced statement or otherwise advise. This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2007.”

We confirm that augmenting and improving the design of procedure and controls impacting these areas of weakness over internal control did not occur during the period indicated in the referenced statement. We believe that the board of directors close oversight mitigates any risk as a result of control weakness occurring due to “lack of segregation of duties”. As and when the Company gains traction, we shall be employing more staff to ensure that there is proper segregation of duties.

Exhibit 31

7. SEC Comment “Please confirm that the inclusion of your Principal Executive

Officer’s and Chief Financial Officer’s titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminated the reference to the Principal Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B. Please revise you interim filings as applicable.”

We hereby confirm that there was no intent to limit the capacity in which the Chief Executive Officer and Chief Financial Officer provided certifications. Interim filings will be revised as noted.

Engineering Comment General

8. SEC Comment “We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

The language as requested has been placed on our web site. It is located at the bottom the home page.

9. SEC Comment - We also note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – the United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our Form XXX. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

The language as requested has been placed on our web site. It is located at the bottom the home page.

La Carolina Project, San Luis, Argentina Property and Claims, page 10

10. SEC Comment “Please insert a small-scale map showing location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7…… ”

We have created maps for insertion in the filings showing legend, with descriptions of patterns and symbols, a graphical scale, north arrow, index map, with title and date of drawing. When we have finished the other requested revisions to our filings as listed in items 11 and 12 below, we will file an amended 10K.

11. SEC Comment - Please disclose the following information for each of your properties:

*	The nature of the company’s ownership or interest in the property.

*	A description of all interests in the properties, including the terms of all underlying agreements.

* an indication of the quantity and type of claims such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

* Please indicate certain identifying information, such as the property names, claim numbers, grant numbers, mining concessions name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

* The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

* The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b) (2) of Industry Guide 7.

We are in the process of assembling the above information from our landman in Alaska, our landman in Santiago, and our partner at the La Carolina Project in Argentina. When we have finished revising the 10K, we will file an amended 10K.

Escorpion Property, Chile

12. SEC Comment – We note you use sample ranges as you report gold grades in underground workings of up to 12 grams per tonne……(further instructions per letter)

We are revising all language in the 10K and subsequent anticipated filings to comply with these requests and will include in the amended 10K when filed as mentioned above.

Closing Comments

In response to the closing comments in your letter, we hereby confirm and acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or ay person under the federal securities laws of the United States.